14040026

SEC
Mail Processing
Section
MAR 04 2014
Washington DC
405

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 44695

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: INVEX, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

601 Brickell Key Drive, Suite 400

(No. and Street)

Miami	Florida	33131
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gerardo Reyes Retana 786- 4251717

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Grant Thornton LLP

(Name – *if individual, state last, first, middle name*)

1301 International Parkway,Suite 300,	Fort Lauderdale,	Florida	33323
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, **Gerardo Reyes Retana,** swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Invex, Inc.**, as of **December 31**, 20**13**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLINA J. CARMONA
MY COMMISSION EXPIRES
August 4, 2017
#FF 005099
Bonded thru Notary Public Underwriters
NOTARY PUBLIC, STATE OF FLORIDA

Signature

President
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders ' Equity or Partners' or Sole Proprietors ' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims to Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain positions of this filing, see section 240.17a-5(e)(3)*

Consolidated Financial Statements and Report of Independent Registered Public Accounting Firm

INVEX, Inc. and Subsidiary

December 31, 2013 and 2012

Contents

GrantThornton

Grant Thornton LLP
1301 International Parkway, Suite 300
Fort Lauderdale, FL 33323-2874
T 954.768.9900
F 954.768.9908

801 Brickell Avenue, Suite 2450
Miami, FL 33131-4944
T 305.341.8040
F 305.341.8099
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
INVEX, Inc.

We have audited the accompanying consolidated financial statements of INVEX, Inc. and Subsidiary (the "Company"), which comprise the consolidated statements of financial condition as of December 31, 2013 and 2012, and the related consolidated statements of operations, changes in shareholder's equity, and cash flows for the years then ended, that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of INVEX, Inc. and Subsidiary as of December 31, 2013 and 2012, and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the consolidated financial statements as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the consolidated financial statements, but is required by Rule 17a-5 under the Securities Exchange Act of 1934. Such supplementary information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the consolidated financial statements. The information has been subjected to the auditing procedures applied in the audit of the consolidated financial statements and certain additional procedures. These additional procedures included comparing and reconciling the information directly to the underlying accounting and other records used to prepare the consolidated financial statements or to the consolidated financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information contained in Schedule I is fairly stated, in all material respects, in relation to the consolidated financial statements as a whole.

Grant Thornton LLP

Miami, Florida
February 26, 2014

INVEX, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

December 31,

ASSETS

	2013	2012
Cash and cash equivalents	$ 362,587	$ 641,467
Restricted Cash	1,291,445	680,313
Deposits with clearing broker	188,226	188,214
Securities purchased under agreements to resell	33,197,051	49,268,108
Securities owned - at fair value	2,471,080	1,391,157
Securities owned - equity-method	1,065,826	936,680
Receivables from clearing broker	12,017,837	15,327,833
Deferred tax asset	1,664,894	1,534,944
Interest and accounts receivable	139,209	122,156
Furniture and equipment - net of accumulated depreciation of $391,664 in 2013 and $399,979 in 2012	155,432	145,130
Prepaid and other assets	1,177,256	427,236
Total assets	$ 53,730,843	$ 70,663,238

LIABILITIES AND SHAREHOLDER'S EQUITY

	2013	2012
Liabilities:		
Payables to customers	$ 33,191,723	$ 49,267,109
Securities sold, not yet purchased - at market value	55,790	47,600
Other liabilities	1,838,216	1,373,082
Total liabilities	35,085,729	50,687,791
Commitments (Note I)	-	-
Shareholder's equity:		
Common stock, $1 par value - 1,000 shares authorized, issued and outstanding	1,000	1,000
Additional paid-in capital	9,999,000	9,999,000
Retained earnings	8,645,114	9,975,447
Total shareholder's equity	18,645,114	19,975,447
Total liabilities and shareholder's equity	$ 53,730,843	$ 70,663,238

The accompanying notes are an integral part of these financial statements.

INVEX, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF OPERATIONS

For the Years Ended December 31,

	2013	2012
Revenues:		
Commissions	$ 5,717,124	$ 9,131,226
Interest and dividend income	286,132	448,956
Trading income, net	(1,112,653)	415,628
Total revenues	4,890,603	9,995,810
Expenses:		
Employee compensation and benefits	3,500,844	3,813,015
Subscriptions, dues, and clearing fees	602,950	714,694
Communications	420,480	226,414
Professional fees	1,043,269	1,000,516
General and administrative	404,795	360,487
Interest expense	747,742	443,806
Occupancy and equipment rental	304,595	263,259
Total expenses	7,024,675	6,822,191
Net income (loss) from brokerage operation	(2,134,072)	3,173,619
Equitable share of gain (loss) from unconsolidated investee	129,145	(2,154,777)
Income (loss) before provision for income taxes	(2,004,927)	1,018,842
Income tax (expense) benefit	674,594	(424,062)
Net income (loss)	$ (1,330,333)	$ 594,780

The accompanying notes are an integral part of these financial statements.

INVEX, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDER'S EQUITY

For the Years Ended December 31, 2013 and 2012

	Common Stock	Additional Paid-in Capital	Retained Earnings	Total
Balance - December 31, 2011	$ 1,000	$ 9,999,000	$ 9,380,667	$ 19,380,667
Net income	-	-	594,780	594,780
Balance - December 31, 2012	1,000	9,999,000	9,975,447	19,975,447
Net loss	-	-	(1,330,333)	(1,330,333)
Balance - December 31, 2013	$ 1,000	$ 9,999,000	$ 8,645,114	$ 18,645,114

The accompanying notes are an integral part of this financial statement.

INVEX, Inc. and Subsidiary

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31,

	2013	2012
Cash flows from operating activities:		
Net income (loss)	$ (1,330,333)	$ 594,780
Adjustments to reconcile net income (loss) to net cash provided by operating activities:		
Depreciation	69,992	57,034
Equitable share of (gain)/loss from unconsolidated investee	(129,145)	2,154,777
Deferred income tax (benefit)	(129,950)	(958,735)
Decrease (increase) in assets:		
Restricted cash	(611,132)	(680,313)
Deposits with clearing broker	(12)	(48)
Securities purchased under agreements to resell	16,071,057	(11,365,238)
Securities owned-at fair value	(1,079,923)	6,352,053
Receivables from clearing broker	3,309,996	(8,111,915)
Interest and accounts receivable	(17,053)	262,125
Prepaid and other assets	(750,020)	99,678
Increase (decrease) in liabilities:		
Payables to customers	(16,075,386)	11,365,481
Securities sold, not yet purchased	8,190	47,600
Other liabilities	465,134	712,335
Net cash provided by operating activities	(198,585)	529,614
Cash flows from investing activities:	-	-
Purchases of furniture and equipment	(80,295)	(58,609)
Net cash used in investing activities	(80,295)	(58,609)
Net increase/(decrease) in cash and cash equivalents	(278,880)	471,005
Cash and cash equivalents - beginning of year	641,467	170,462
Cash and cash equivalents - end of year	$ 362,587	$ 641,467
Supplemental disclosures of cash flow information:		
Cash paid during the year for:		
Interest	$ 747,742	$ 443,806
Income taxes	$ -	$ 1,351,767

The accompanying notes are an integral part of these financial statements.

NOTE A - ORGANIZATION

INVEX, Inc. ("INVEX"), a Delaware corporation, was incorporated on January 30, 1992, and received its broker/dealer registration from the Securities and Exchange Commission (the "SEC") on March 24, 1992. INVEX is wholly owned by INVEX, Casa de Bolsa, S.A. de C.V. (the "Parent") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The Parent's business activities include broker/dealer activities, underwriting, and proprietary trading in Mexican securities. The Parent is a member of the Mexican-based financial group, INVEX, Controladora, S.A. de C.V. (the "Group").

INVEX is a FINRA-registered securities broker/dealer offering brokerage services to the clientele of the Parent as well as executing proprietary trading for the firm. The majority of INVEX's and its wholly owned "non guaranteed" subsidiary, INVEX USA's (collectively, the "Company") revenue relates to commissions attributable to customer transactions.

INVEX, Inc. created a wholly owned subsidiary, Invex Advisers LLC, in 2012. Invex Advisers is currently in the registration process with FINRA and the State of Florida. Invex Advisers will offer investment advisory services to select clients. Invex Advisers will charge an annual fee to its clients. Invex Advisers did not provide services to any clients in 2012 and 2013 thus earned no income in 2012 and 2013.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and include the accounts of the Company and its wholly owned subsidiary, after the elimination of all intercompany balances and transactions.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include cash on deposit at banks and depository institutions. The Company considers all highly liquid investments (including money market funds) with maturities at time of purchase three months or less, that are not held for sale in the ordinary course of business, to be cash equivalents. At times, such balances may exceed federally-insured limits per financial institution.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES - Continued

Restricted Cash

Restricted cash consists of cash collateral for certain investments held at an investment banking firm.

Securities Transactions

Securities transactions, commission income and related expenses are recorded on a trade-date basis. Securities owned and securities sold but not yet purchased are stated at quoted market values with unrealized gains and losses reflected in trading income or loss—net on the accompanying consolidated statement of operations. Commission revenue consists primarily of markups on bonds sold to customers.

Securities purchased under agreements to resell are collateralized financing transactions. As of December 31, 2013 and 2012, the securities purchased under agreements to resell have been pledged as collateral for the payables to customers and represent overnight and other short-term transactions.

Securities-owned inventory is carried at fair value, which is estimated based on quoted market prices for those or similar instruments (see Note C). Changes in fair value of securities owned are recorded in the consolidated statements of operations as trading income or loss.

Receivables from Clearing Brokers

Receivables from clearing broker represent cash held on account available for future trades.

Furniture and Equipment

Furniture and equipment are stated at cost, net of accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets which range from three to five years.

Income Taxes

Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

NOTE C - SECURITIES OWNED

Securities Owned - At Fair Value

The components of securities owned - at fair value at December 31, 2013 and 2012 are as follows:

	2013	
	Owned	Sold, Not Yet Purchased
Foreign – Futures position on foreign currency	$ (32,728)	$ -
Domestic - Futures position on small cap equity index	-	55,790
Foreign - debt instruments	2,503,808	-
	$ 2,471,080	$ 55,790

	2012	
	Owned	Sold, Not Yet Purchased
Domestic - Futures position on small cap equity index	$ -	$ 47,600
Foreign - debt instruments	1,391,157	-
	$ 1,391,157	$ 47,600

Securities Owned - Equity Method

On April 25, 2011, the Company acquired for $4,000,000, an approximate 14.0% ownership interest in Bulltick Capital Market Holdings, LP ("Bulltick"), a broker-dealer partnership. The Company follows the equity method of accounting, as it has the ability to exercise significant influence, but not control, over operating and financial policies of Bulltick. As of the date of purchase, the basis difference between the carrying amount of the investment and the amount of the equity in net assets was approximately $4,000,000 of which $2,000,000 was deemed to be associated with amortizable intangible assets based on a preliminary purchase price allocation. The Company has recognized its share of gain/(losses) during 2013 and 2012 of $129,145 and ($2,154,777), respectively, in the consolidated statements of operations in equitable share of loss from unconsolidated investee. Such amounts include a $200,000 annual amortization of basis difference that existed at acquisition in 2011 attributable to amortizable intangible assets. The 2012 loss recognition of $2,154,777 includes an impairment write down of $1,030,318 based on the observed value of Bulltick as a result of a third party transaction. There was no impairment write down in 2013. As of December 31, 2013, the Company held an ownership interest of 10.737% in Bulltick. As of and for the years ended December 31, 2013 and December 31, 2012, Bulltick's total assets, total liabilities, total revenue and net gain/(loss) were as follows:

	(Unaudited) 2013	(Unaudited) 2012
Total assets	$ 7,025,000	$ 7,182,000
Total liabilities	11,204,000	12,436,000
Total revenue	19,470,000	14,712,000
Net gain/(loss)	1,209,000	(7,579,000)

NOTE C - SECURITIES OWNED - Continued

Securities Owned - Equity Method - Continued

As of December 31, 2013, 51% of the Company's ownership interest in Bulltick was pledged as collateral against a loan held by the investee with a third party.

NOTE D - RECONCILIATION OF ASSETS, LIABILITIES AND SHAREHOLDER'S EQUITY

A reconciliation of the amounts reported in the Company's consolidated financial statements herein to amounts reported by the Company on its unconsolidated Part IIA of Form X-17A-5, filed with the SEC for the year ended December 31, 2013, is as follows:

	Part IIA of Form X-17A-5	Reclassifications	Consolidation of Subsidiaries	Financial Statements
Assets:				
Cash and cash equivalents	$ 359,951	$ 301	$ 2,335	$ 362,587
Restricted Cash	-	1,291,445	-	1,291,445
Deposits with clearing broker	-	188,226	-	188,226
Securities purchased under agreements to resell	-	-	33,197,051	33,197,051
Securities owned - at fair value	2,503,807	(32,742)	15	2,471,080
Securities owned – equity method	1,065,826	-	-	1,065,826
Receivables from other brokers and dealers	12,235,407	(12,235,407)	-	-
Receivables from clearing broker	-	10,280,480	1,737,357	12,017,837
Deferred tax asset	-	1,664,894	-	1,664,894
Interest and accounts receivable	-	138,966	243	139,209
Furniture and equipment, net of accumulated depreciation	155,432	-	-	155,432
Investment in subsidiary	1,745,473	(30)	(1,745,443)	-
Prepaid and other assets	1,177,556	(300)	-	1,177,256
Total	$ 19,243,452	$ 1,295,833	$ 33,191,558	$ 53,730,843
Liabilities:				
Payables to customers	$ -	$ -	$ 33,191,723	$ 33,191,723
Securities sold, not yet purchased at market value	-	55,790	-	55,790
Other liabilities	598,143	1,240,073	-	1,838,216
Total liabilities	-	1,295,863	33,191,723	35,085,729
Shareholder's equity	18,645,309	(30)	(165)	18,645,114
Total	$ 19,243,452	$ 1,295,833	$ 33,191,558	$ 53,730,843

NOTE E - INCOME TAXES

The Company uses an asset and liability approach for financial accounting and reporting for income taxes. This method gives consideration to the future tax consequences associated with carryforwards and with temporary differences between financial accounting and tax bases of assets and liabilities. These differences relate primarily to depreciation and loss carryforwards.

The Company has no significant permanent differences between the reported amount of income tax expense and the amount of income tax expense that would result from applying the federal statutory rates to pretax income from continuing operations. The difference between the statutory rate of 34% and the effective rate in 2013 is due to both state income taxes and the federal loss generated in 2013 which is being carried back to previous tax years.

The summary of the Company's provision for income taxes for the years ended December 31, 2013 and 2012 is as follows:

	2013	2012
Federal	$ (527,265)	$ 1,234,841
State	(17,379)	147,956
Current tax expense (benefit)	(544,644)	1,382,797
Deferred tax (benefit)	(129,950)	(958,735)
Income tax expense (benefit)	$ (674,594)	$ 424,062

The summary of the tax effects of attributes that give rise to deferred tax assets and liabilities as of December 31, 2013 and 2012 is as follows:

	2013	2012
Deferred taxes:		
Unrealized losses on investments	$ 1,701,459	$ 1,562,850
Depreciation	(36,565)	(27,906)
Net deferred tax asset	$ 1,664,894	$ 1,534,944

The Company has no capital loss carryforwards as of December 31, 2013 and 2012, respectively. The capital loss carryforward of $676,418 at December 31, 2011 was applied to realized capital gains in 2012. Management believes that, based on the available evidence, a valuation allowance is not necessary because it does not expect that any of the unrealized losses on investments which would result in a capital loss carryforward will expire unused. Management has determined it is more likely than not that the benefit related to the $1,664,894 of net deferred tax assets will be realized.

NOTE E - INCOME TAXES - Continued

Accounting for Uncertainty in Income Taxes, became effective for fiscal years of non-public entities beginning on or after December 15, 2008. INVEX, Inc. adopted Accounting for Uncertainty in Income Taxes on January 1, 2009. The open years applicable to INVEX, Inc. include tax years 2009 through 2013 for Federal tax purposes, 2008 through 2009 for Texas tax purposes and 2009 through 2013 for Florida tax purposes. Accounting for Uncertainty in Income Taxes clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Accounting for Income Taxes. Accounting for Uncertainty in Income Taxes prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return.

The evaluation of a tax position in accordance with Accounting for Uncertainty in Income Taxes involves both recognition and measurement. The Company must determine whether it is more likely than not that a tax position will be ultimately sustained upon examination, including resolution of any appeals or litigation, based on the technical merits of the position. A tax position that meets the more-likely-than-not recognition threshold is measured to determine the amount of benefit to recognize in the financial statement. As defined in Accounting for Uncertainty in Income Taxes, a tax position is a position in a previously filed tax return or a position expected to be taken in a future tax return that is reflected in measuring current or deferred income tax assets and liabilities for interim or annual periods.

The Company provides for uncertain tax positions and the related interest and penalties based upon management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. The Company has determined that no liability for uncertain tax positions was necessary as of December 31, 2013 and 2012.

On September 13, 2013, the IRS issued final repair regulations for taxpayers which require compliance starting for tax years beginning January 1, 2014. The new repair regulations provide rules for when taxpayers are allowed to deduct or capitalize expenses for maintaining, replacing, or purchasing tangible property. The anticipated adoption of the new regulations has been evaluated by management and management has concluded these new rules will not materially impact the consolidated financial statements.

NOTE F - TRANSACTION WITH CLEARING BROKERS

The Company clears its U.S. securities transactions and customers' transactions on a fully disclosed basis through nonaffiliated clearing brokers.

NOTE G - NET CAPITAL REQUIREMENT

INVEX, Inc. is subject to the SEC's Uniform Net Capital Rule ("Rule 15c3-1"). INVEX, Inc. has elected to compute minimum net capital under the Alternative Net Capital method under Rule 15c3-1(f), which requires maintenance of minimum net capital of the greater of 2% of aggregate debit items or $250,000 at December 31, 2013. At December 31, 2013, INVEX, Inc. had net capital as defined by Rule 15c3-1(f) of $8,852,911, which was $8,602,911 in excess of the required minimum net capital.

NOTE H - RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS

INVEX, Inc. is exempt from the provisions of Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such rule) of the Securities Exchange Act of 1934 as an introducing broker or dealer that carries no customers' accounts, promptly transmits all customer funds and delivers all customer securities received to the clearing broker and does not otherwise hold funds or securities of customers or dealers. Because of such exemption, INVEX, Inc. is not required to prepare a determination of reserve requirement and INVEX, Inc. is not subject to the provisions of Rule 15c3-3 pertaining to the possession or control requirements for broker dealers.

NOTE I - COMMITMENTS

The Company leases office space under an operating lease in Miami, Florida. The office lease provides for minimum annual rentals, which are subject to escalation clauses for operating costs and taxes. The future minimum lease payments for the Company are as follows:

2014	$	224,092
2015		230,844
2016		237,784
2017		244,904
2018		41,834
Thereafter		-
	$	979,458

Rent expense for the office space in Miami, Florida amounted to approximately $202,800, for both the years ended December 31, 2013 and 2012.

NOTE J - OFF-BALANCE-SHEET RISK AND CONCENTRATION OF CREDIT RISK

In the normal course of business, the Company's securities transactions involve executions and settlements of various securities transactions as principal. These activities may expose the Company to risk in the event that counterparties are unable to fulfill contractual obligations.

The Company has agreed to indemnify its clearing broker for losses that the clearing broker may sustain from the customer accounts introduced by the Company. The introduced customers are generally institutional or high-net-worth retail customers.

The Company's policy is to take possession of securities purchased under agreements to resell. The Company monitors the market value of the assets acquired to ensure their adequacy as compared to the amount at which the securities will be subsequently resold, as specified in the respective agreements. The agreements provide that, where appropriate, the Company may require the delivery of additional collateral. No such deliveries of additional collateral occurred in 2012 or 2013.

NOTE K - RELATED-PARTY TRANSACTIONS

The Company was charged an annual fee totaling approximately $134,395 and $217,875 by the Parent during 2013 and 2012, respectively, for use of the name "INVEX." As of December 31, 2013 and 2012, the Company accrued approximately $0 and $217,875, respectively, for amounts due to the Parent. Such amounts are included in other liabilities in the consolidated statements of financial condition. The Company also paid $189,306 to reimburse the Parent for payments to Bloomberg for an automated trade ticket service. Bloomberg bills the Parent for the service provided to the Company and the Company reimburses the Parent upon receiving an invoice from the Parent.

The Company has approximately $5,810 and $12,510 of receivables at December 31, 2013 and 2012, respectively, from employees related to personal expenses. The Company had a note receivable due from an employee in the amount of $62,556 and $71,133 as of December 31, 2013 and 2012, respectively. The note is unsecured and was issued on April 15, 2011 with a principal balance of $80,000 and a maturity of April 15, 2012. A payment was made on the note in April 2012 and a new note was executed to replace the original $80,000 note. The new note in the amount of $71,133 matures on or before April 15, 2020. The interest on the note accrues at 2% per annum, payable each year on the anniversary of the note. Such interest amounts are included in interest and accounts receivable in the accompanying consolidated statements of financial condition.

The Company paid a consulting fee totaling $140,000 and $70,000 in 2013 and 2012, respectfully to a Board member of INVEX, Inc. for developing client relationships in Mexico. These fees are included as a component of professional fees in the consolidated statements of operations.

NOTE L - EMPLOYEE RETIREMENT SAVINGS PLAN

The Company participates in a Salary Reduction Simplified Employee Pension Plan (the "Plan") for its employees. An employee is eligible to participate in the Plan after three months of employment with the Company. Employees can contribute from 1% to 15% of their bi-weekly pay into the Plan up to a maximum of the lesser of 25% of the participant's compensation (subject to Internal Revenue Code limits) or $16,500 in 2012 and 17,500 in 2013. The Company matches up to 100% of the first 3% of a participating employee's contribution to the Plan. During the years ended December 31, 2013 and 2012, the Company contributed approximately $43,909 and $37,000, respectively, to the Plan.

NOTE M - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Company uses various approaches. The Company uses an established fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the Company's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

- Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Company has the ability to access. Valuation adjustments and block discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

- Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

- Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be

reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be

materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for securities categorized in Level 3. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Company's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Company uses prices and inputs that are current as of the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

- Equities - The Company values investments in securities and securities sold, but not yet purchased that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

- Corporate bonds - The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads or credit default swap spreads. The spread data used are for the same maturity as the bond. If the spread data does not reference the issuer, then data that references a comparable issuer is used. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves, bond, or single-name credit default swap spreads and recovery rates based on collateral values as key inputs. Corporate bonds are generally categorized in Level 2 of the fair value hierarchy. In instances where significant inputs are unobservable, they are categorized in Level 3 of the hierarchy.

- Resale and Repurchase Agreements - Securities purchased under agreements to resell and securities sold under agreements to repurchase, principally U.S. government, federal agency and investment-grade sovereign obligations, represent collateralized financing transactions, which are valued at their face amount due to the short-term nature and underlying credit quality of those instruments. The Company receives securities purchased under agreements to resell, makes delivery of securities sold under agreements to repurchase, and monitors market value of these securities on a daily basis.

  Credit default swaps – Management has identified two ways to evaluate the fair value of credit default swaps. One is to evaluate the rate or premium the company must pay to buy the credit protection offered by a credit default swap. The second is to evaluate the difference in the spread of the credit protection affected by the movement of the underlying index. The

Company evaluates the difference between the nominal coupon of the credit default swap and the spread originally negotiated with the counterparty.

NOTE M - ESTIMATED FAIR VALUE OF FINANCIAL INSTRUMENTS - Continued

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2013:

Financial Assets and Liabilities at Fair Value
As of December 31, 2013
(Dollars in Thousands)

	Level 1	Level 2	Level 3	Total
ASSETS				
Financial instruments owned:				
Foreign Currency Futures	$ -	$ (33)	$ -	$ (33)
Corporate Debt	-	2,504	-	2,504
Totals	$ -	$ 2,471	$ -	$ 2,471
LIABILITIES				
Financial instruments sold, not yet purchased:				
Derivatives (credit default swaps)	$ -	$ 1,240	$ -	$ 1,240
Small cap equity index futures	-	56	-	56
Totals	$ -	$ 1,296	$ -	$ 1,296

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value as of December 31, 2012:

Financial Assets and Liabilities at Fair Value
As of December 31, 2012
(Dollars in Thousands)

	Level 1	Level 2	Level 3	Total
ASSETS				
Financial instruments owned:				
Corporate debt	$ -	$ 1,391	$ -	$ 1,391
Totals	$ -	$ 1,391	$ -	$ 1,391
LIABILITIES				
Financial instruments sold, not yet purchased:				
Derivatives (credit default swaps)	$ -	$ 480	$ -	$ 480
Small cap equity index futures	-	48	-	48
Totals	$ -	$ 528	$ -	$ 528

NOTE N - FINANCIAL INSTRUMENTS NOT MEASURED AT FAIR VALUE

Some of the Company's financial instruments are not measured at fair value on a recurring basis but are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include: cash and cash equivalents, cash deposited with the clearing broker, receivables - brokers, dealers, and clearing organization, securities purchased under agreements to resell, and payables - customers.

NOTE O - DERIVATIVE FINANCIAL INSTRUMENTS USED FOR PURPOSES OTHER THAN TRADING

As of December 31, 2013, the Company had outstanding Credit Default Swap Agreements (the "Agreements") with an investment banking firm with a notional amount of $15,000,000. The Agreements were entered into in order to economically hedge the credit risk associated with the Company's foreign and domestic debt securities. The Company pays an interest based fee to the investment banking firm in return for this guarantee. The Agreements are recorded at fair value, and changes in fair value together with the interest based fee are recognized as interest expense in the consolidated statements of operations. The fair value of the Agreements amounted to a liability of $1,240,072 and $479,741 as of December 31, 2013 and 2012, respectively. These amounts are included in other liabilities in the consolidated statements of financial condition as of December 31, 2013 and 2012.

The Company does not apply hedge accounting as defined in FASB ASC 815, Derivatives and Hedging, as all financial instruments are recorded at fair value with changes in fair values reflected in earnings.

NOTE P - NOTES ON SUBSEQUENT EVENTS

The Company has evaluated subsequent events through February 26, 2014, which is the date these consolidated financial statements were available to be issued. The Company is not aware of any subsequent events that would require recognition or disclosure in the financial statements.

SUPPLEMENTARY INFORMATION

INVEX, Inc. and Subsidiary

UNCONSOLIDATED COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2013

Net capital:		
Total shareholder's equity from statement of financial condition		$ 18,645,114
Deductions/Charges:		
Nonallowable assets:		
Deferred tax asset	$ 1,664,894	
Receivables	1,391,949	
Investments in and receivables from subsidiary	1,745,278	
Furniture and equipment, net	155,432	
Investment in non-marketable securities	1,065,826	
Other assets	1,177,556	
Total nonallowable assets		7,200,935
Commodity futures contracts capital charges		1,701,150
Net capital before haircuts on securities positions (tentative net capital)		9,743,029
Deduct:		
Haircuts on securities:		
Contractual securities commitments	606,250	
Debt securities	283,868	
Total haircuts on securities		890,118
Net capital		$ 8,852,911
Capital requirement:		
Greater of 2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation ($0) or $250,000		$ 250,000
Net capital in excess of requirement		8,602,911
Net capital as above		$ 8,852,911

There are no material differences between the net capital amount above and the amount reported on the Company's unaudited FOCUS report.

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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

Board of Directors
INVEX, Inc.

In planning and performing our audit of the consolidated financial statements of INVEX, Inc. and Subsidiary (the "Company"), as of and for the year ended December 31, 2013 in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing audit procedures that are appropriate in the circumstances for the purpose of expressing our opinion on the consolidated financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express such opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the U.S. Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13; or complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Management of the Company is responsible for establishing and maintaining effective internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

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unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A material weakness is a deficiency, or a combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in the Company's internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, (designated self-regulatory organization), and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Miami, Florida
February 26, 2014

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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures Related to an Entity's SIPC Assessment Reconciliation

INVEX, Inc.

December 31, 2013

Grant Thornton

Grant Thornton LLP
1301 International Parkway, Suite 300
Fort Lauderdale, FL 33323-2874

T 954.768.9900
F 954.768.9908

801 Brickell Avenue, Suite 2450
Miami, FL 33131-4944

T 305.341.8040
F 305.341.8099
GrantThornton.com
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REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors of INVEX, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("General Assessment Reconciliation (Form SIPC-7)") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2013, which were agreed to by INVEX, Inc. (the "Company") and the U.S. Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements.

This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries and cancelled checks noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2013 noting no differences.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

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We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Grant Thornton LLP

Miami, Florida
February 26, 2014